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                                                                     EXHIBIT 3.9

                             ARTICLES OF AMENDMENT

                                    TO THE

                      RESTATED ARTICLES OF INCORPORATION

                                      OF

                           PEET'S COFFEE & TEA, INC.


     Pursuant to the provisions of Section 23B.10 of the Washington Business Corporation Act, Peet's Coffee & Tea, Inc., a Washington corporation (the "Corporation") hereby adopts the following amendment to its articles of incorporation:

     FIRST:  A new Article 14 is added as follows:

     ARTICLE 14. Execution of Consent by Less Than Unanimous Consent of Shareholders

     To the extent permitted by the Washington Business Corporation Act (the "Act"), the taking of action by shareholders without a meeting by less than unanimous written consent of all shareholders entitled to vote on the action shall be permitted. Notice of the taking of such action shall be given to those shareholders entitled to vote on the action who have not consented in writing (and, if the Act would otherwise require that notice of a meeting of shareholders to consider the action be given to nonvoting shareholders, to all nonvoting shareholders), in writing, describing with reasonable clarity the general nature of the action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting (or nonvoting) shareholders in a notice of meeting at which the action would have been submitted for shareholder action. Such notice shall be either (i) by deposit in the U.S. mail before the action becomes effective (or, such longer period as required by law, in the case of a significant business transaction under RCW 23B.19.020(15)), with first-class postage thereon prepaid, correctly addressed to each shareholder entitled thereto at the shareholder's address as it appears on the current record of shareholders of the corporation; or (ii) by personal delivery courier service, wire or wireless equipment, telegraphic or other facsimile transmission, or any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder entitled thereto at the shareholder's physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation. Notice under either clause (i) or clause (ii) shall be given before the date on which the action becomes effective (or, in each case, such longer period as required by law, in the case of a significant business transaction under RCW 23B.19.020(15)).

     SECOND: The amendment does not provide for an exchange, reclassification or cancellation of any issued shares.

                                       1.
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     THIRD:  The amendment was adopted on October 5th, 2000 by the directors of the Corporation and by the shareholders of the Corporation on October 30, 2000 in accordance with the provisions of Section 23B.10.030 of the Washington Business Corporation Act.

     FOURTH:  These Articles of Amendment will become effective upon filing.

     The undersigned hereby certifies that he is an officer of the Corporation and is authorized to execute these Articles of Amendment on behalf of the Corporation.

     EXECUTED this 31st day of October, 2000.

                                   Peet's Coffee & Tea, Inc.

                                   By: /s/ Christopher P. Mottern
                                      --------------------------------------
                                      Christopher P. Mottern
                                      President and Chief Executive Officer

                                       2.